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                            January 20, 2022

       Philip Strawbridge
       Chief Financial Officer
       Centrus Energy Corp.
       6901 Rockledge Drive, Suite 800
       Bethesda, MD 20817

                                                        Re: Centrus Energy
Corp.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2020
                                                            Filed March 22,
2021
                                                            Form 10-Q for the
Nine Months ended September 30, 2021
                                                            Filed November 12,
2021
                                                            File No. 001-14287

       Dear Mr. Strawbridge:

              We have reviewed your January 4, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 20, 2021 letter.

       Response Letter Dated January 4, 2022

       Form 10-K for the Fiscal Year ended December 31, 2020
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 52

   1. The revised disclosure provided in response to comment 1 states that the presentation of non-GAAP measures is
useful to investors because it provides a more accurate reflection
                                                        of management   s
assessment of your ongoing operating performance. Please further revise your disclosure
as this language appears to be inconsistent with the prominence requirements per Item
10(e)(1)(i)(A) of Regulation S-K.
 Philip Strawbridge
Centrus Energy Corp.
January 20, 2022
Page 2
Financial Statements
Consolidated Statements of Operations and Comprehensive Income, page 76

2. We note from your response to prior comment 2 that the claim settlement represents consideration paid for the existing "take or pay" provisions under a SWU customer supply contract. Tell us the periods for which the settlement amount recognized relates and quantify any revenue previously recognized for this contract in those periods, including information about amounts invoiced when the customer failed to submit an order meeting its annual purchase obligations. As part of your response, provide us a detailed analysis of your accounting treatment with references to the relevant authoritative guidance.

         In addition, clarify the portion of your response stating that the amount recognized was for the settlement of a breach of a contract as disclosure in your filing states that the claims are related to damages arising from the rejection and breach of a long-term contract.
Form 10-Q for the Nine Months ended September 30, 2021
Financial Statements
Condensed Consolidated Statements of Operations and Comprehensive Income, page
5

3. Your response to prior comment 3 states that the settlement proceeds represent the contractual consideration of a service contract with the U.S. Department of Energy and are recorded as revenue in accordance with FASB ASC 606. Provide us with a detailed analysis of your accounting treatment with citations to the relevant authoritative guidance.
         As part of your response, tell us about your accounting for this contract in prior periods, specifically with regard to amounts related to expected reimbursements for costs including pension and postretirement benefits costs you incurred. If any amounts were previously recognized, provide us with information describing and quantifying the amounts recognized by year. In addition, clarify the nature of the settlement of claims referred to in your response.

      You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz,
Accounting Branch Chief at (202) 551-3311, if you have questions regarding the comments.



FirstName LastNamePhilip Strawbridge                           Sincerely,
Comapany NameCentrus Energy Corp.
                                                               Division of
Corporation Finance
January 20, 2022 Page 2                                        Office of Energy
& Transportation
FirstName LastName